Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following interview on XCF Global Capital, Inc. was published on Renewablesnow.com https://renewablesnow.com/news/interview-xcf-eyes-159m-gallons-of-saf-by-2028-with-three-project-pipeline-1275659/ on May 22, 2025:

INTERVIEW - XCF eyes 159m gallons of SAF by 2028 with three-project pipeline
May 22, 2025, 6:25:56 AM
Interview by Martina Markosyan

US sustainable fuels maker XCF Global Capital Inc is targeting 159 million gallons (601 million l) of annualised neat sustainable aviation fuel (SAF) production by 2028 once the current projects in its pipeline are finalised.

Renewables Now spoke with the company’s chief executive Mihir Dange ahead of its listing on Nasdaq to discuss its production roadmap, geographic expansion plans, funding strategy and the regulatory environment.

XCF is focused on SAF, renewable diesel and other biofuels made from renewable sources, such as waste vegetable oil and animal fats. Its flagship facility in Reno, Nevada, started producing neat SAF in February 2025. The facility has an estimated annualised production capacity of 38 million gallons.

“This facility gives us a critical head start in a market where many competitors remain in final investment decision (FID) or construction phases,” the CEO noted.

In addition to the already operational New Rise Reno site, XCF has three additional projects in the pipeline.

“These include an adjacent plot to New Rise for SAF facility development that leverages infrastructure from the current facility. This second facility in Reno is expected to come online in 2027 with an annual production capacity of ~40 million gallons of neat SAF. Additional facilities in Florida and North Carolina are expected to service the Southeast and East Coast regions of the US and provide convenient access to deepwater ports that facilitate export. The Florida and North Carolina facilities are expected to come online in 2028, after which XCF expects to have the ability to produce 159 million gallons of annualised neat SAF production.

"Beyond these, XCF is actively pursuing additional sites that leverage its patent-pending modular plant design -- an efficient, compact design that enables rapid deployment on 10-acre footprints across the US and globally,” Mihir Dange commented further.

XCF’s expansion plans are backed by a long-term supply and offtake agreement with Phillips 66.

“We have a long-term agreement in place with Phillips 66 to provide non-food feedstock and offtake of renewable fuels, providing cash flow visibility and stability. The agreement also provides flexibility in that XCF may pursue offtake to third-party customers with blending and logistics support provided by Phillips 66,” the company’s CEO said.

Currently preparing to go public through a special purpose acquisition company (SPAC), XCF is looking for rapid expansion.

“XCF’s growth strategy is both capital-efficient and speed-oriented. The company intends to prioritise future development in locales with favourable regulatory policies, in Tier 1 Renewable Chemical ITC areas in Trade Association for Commercial Property Assessed Clean Energy (C-PACE) approved states,” the chief executive said.

To support its buildout, the sustainable fuels maker will tap a mix of capital sources, including private investment in public equity (PIPE) financing and debt recapitalisation efforts, federal loan and grant programmes, including from the Department of Energy and the Department of Agriculture, and strategic investors. The company will also access the capital markets post-listing.

Speaking of state support, Dange also commented on the current regulatory framework for SAF and the biggest market risks and barriers to scaling production.

“SAF incentives and regulations in the space are still catching up -- XCF Global is not waiting. While policies like the Inflation Reduction Act (IRA) and ReFuelEU are making progress, there are still many unknowns: political shifts, volatile capital markets, and underdeveloped credit markets. Regardless of the regulatory environment, the demand for SAF is real and growing. Our modular design, disciplined accretive growth model, and laser focus on expansion in high-potential regions allow us to move swiftly. Resilient by design, XCF is built to scale SAF,” he noted.

Looking beyond the local market, XCF is already eyeing global expansion.

“The European market is a natural next step where SAF mandates are stronger and price premiums are favourable. Longer term, we are considering entry points in Asia and the Middle East, where demand is expected to rise and infrastructure partnerships can accelerate scale. International expansion is integral to our long-term vision of becoming a global leader in aviation decarbonisation,” Dange said.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the business combination, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the timing of the consummation of the business combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact BH3 and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or with regard to XCF’s offtake arrangements; (3) the outcome of any legal proceedings that may be instituted against Focus Impact BH3, XCF, Focus Impact BH3 NewCo, Inc. (“NewCo”) or others; (4) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (5) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the business combination; (7) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline; (8) the risk that the proposed transactions disrupt current plans and operations of Focus Impact BH3 or XCF as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (13) the possibility that Focus Impact BH3, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (14) the availability of tax credits and other federal, state or local government support; (15) risks relating to XCF’s and New Rise’s key intellectual property rights; and (16) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact BH3, dated October 4, 2021, and other filings with the Securities and Exchange Commission (“SEC”) from time to time, including the registration statement on Form S-4, as amended, initially filed with the SEC by NewCo on July 31, 2024. If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact BH3’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact BH3 or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact BH3’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication These forward-looking statements should not be relied upon as representing Focus Impact BH3’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact BH3 or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact BH3 and XCF specifically disclaim any obligation to do so.

No Offer or Solicitation

This communication relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom, and otherwise in accordance with applicable law.